UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Arlo Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

04206A101

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

745 Boylston Street, 3rd Floor

Boston, Massachusetts 02116

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04206A101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,494,960**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,494,960**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,494,960**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

** Includes 496,000 Shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP No. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,494,942*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,494,942*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,494,942*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

* Includes 496,000 Shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		941,021*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

941,021*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,021*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

PN

* Includes 408,000 Shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 04206A101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,494,960*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,494,960*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,494,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

OO

* Includes 496,000 Shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP No. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,494,942*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,494,942*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,494,942*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

OO

* Includes 496,000 Shares underlying call options currently exercisable as further described in Item 6.

6

CUSIP No. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		941,021*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

941,021*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,021*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

* Includes 408,000 Shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP No. 04206A101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,930,923*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,930,923*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,930,923*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IA

* Includes 1,400,000 Shares underlying call options currently exercisable as further described in Item 6.

8

CUSIP No. 04206A101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,930,923*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,930,923*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,930,923*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,400,000 Shares underlying call options currently exercisable as further described in Item 6.

9

CUSIP No. 04206A101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b)       The address of the principal office of each of the Reporting Persons is 745 Boylston Street, 3rd Floor, Boston, Massachusetts 02116.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,998,960 Shares beneficially owned by Series One is approximately $8,456,287, including brokerage commissions. The aggregate purchase price of the 496,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series One is approximately $114,080, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,998,942 Shares beneficially owned by VSO II is approximately $8,456,159, including brokerage commissions. The aggregate purchase price of the 496,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $114,080, including brokerage commissions.

The Shares purchased by VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 533,021 Shares beneficially owned by VSO III is approximately $2,267,079, including brokerage commissions. The aggregate purchase price of the 408,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO III is approximately $93,840, including brokerage commissions.

10

CUSIP No. 04206A101

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 74,863,222 Shares outstanding, which is the total number of Shares outstanding as of July 19, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2019.

A.	Series One
(a)	As of the close of business on August 8, 2019, Series One beneficially owned 2,494,960 Shares, including 496,000 Shares underlying call options currently exercisable.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,494,960
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,494,960
(c)	The transactions in the securities of the Issuer by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on August 8, 2019, VSO II beneficially owned 2,494,942 Shares, including 496,000 Shares underlying call options currently exercisable.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,494,942
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,494,942
(c)	The transactions in the securities of the Issuer by VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP No. 04206A101

C.	VSO III
(a)	As of the close of business on August 8, 2019, VSO III beneficially owned 941,021 Shares, including 408,000 Shares underlying call options currently exercisable.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 941,021
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 941,021
(c)	The transactions in the securities of the Issuer by VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 2,494,960 Shares beneficially owned by Series One, including 496,000 Shares underlying call options currently exercisable.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,494,960
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,494,960
(c)	VIEX GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,494,942 Shares beneficially owned by VSO II, including 496,000 Shares underlying call options currently exercisable.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,494,942
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,494,942
(c)	VSO GP II has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP No. 04206A101

F.	VSO GP III
(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 941,021 Shares beneficially owned by VSO III, including 408,000 Shares underlying call options currently exercisable.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 941,021
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 941,021
(c)	VSO GP III has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	VIEX Capital
(a)	VIEX Capital, as the investment manager to Series One, VSO II and VSO III, may be deemed the beneficial owner of the (i) 2,494,960 Shares beneficially owned by Series One, including 496,000 Shares underlying call options currently exercisable, (ii) 2,494,942 Shares beneficially owned by VSO II, including 496,000 Shares underlying call options currently exercisable and (iii) 941,021 Shares beneficially owned by VSO III, including 408,000 Shares underlying call options currently exercisable.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,930,923
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,930,923
(c)	VIEX Capital has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Series One, VSO II and VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Eric Singer
(a)	Mr. Singer, as the managing member of each of VIEX GP, VSO GP II, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 2,494,960 Shares beneficially owned by Series One, including 496,000 Shares underlying call options currently exercisable, (ii) 2,494,942 Shares beneficially owned by VSO II, including 496,000 Shares underlying call options currently exercisable and (iii) 941,021 Shares beneficially owned by VSO III, including 408,000 Shares underlying call options currently exercisable.

Percentage: Approximately 8.0%

13

CUSIP No. 04206A101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,930,923
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,930,923
(c)	Mr. Singer has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Series One, VSO II and VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Series One has purchased in over-the-counter market American-style call options referencing an aggregate of 496,000 Shares, which have an exercise price of $6.00 and expire on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has purchased in over-the-counter market American-style call options referencing an aggregate of 496,000 Shares, which have an exercise price of $6.00 and expire on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO III has purchased in over-the-counter market American-style call options referencing an aggregate of 408,000 Shares, which have an exercise price of $6.00 and expire on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

14

CUSIP No. 04206A101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

15

CUSIP No. 04206A101

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

16

CUSIP No. 04206A101

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase / Sale

VIEX opportunities fund, LP – SERIES ONE

Sale of Common Stock	(5,398)	4.0799	06/20/2019
Sale of Common Stock	(54,967)	4.1214	06/21/2019
Sale of Common Stock	(7,545)	4.1524	06/24/2019
Sale of Common Stock	(24,138)	4.0587	06/25/2019
Sale of Common Stock	(5,846)	4.0402	06/28/2019
Sale of Common Stock	(115,589)	4.1076	07/01/2019
Sale of Common Stock	(17,647)	4.2242	07/02/2019
Sale of October 2019 Call Option ($2.00 Strike Price)[1]	(240,800)	2.3500	07/29/2019
Purchase of October 2019 Call Option ($6.00 Strike Price)[2]	240,800	0.2000	07/29/2019
Sale of October 2019 Call Option ($2.00 Strike Price)[1]	(420,060)	1.8000	08/06/2019
Purchase of October 2019 Call Option ($6.00 Strike Price)[2]	240,800	0.2500	08/06/2019

VIEX special opportunities fund ii, LP

Sale of Common Stock	(5,397)	4.0799	06/20/2019
Sale of Common Stock	(54,966)	4.1214	06/21/2019
Sale of Common Stock	(7,545)	4.1524	06/24/2019
Sale of Common Stock	(24,138)	4.0587	06/25/2019
Sale of Common Stock	(5,845)	4.0402	06/28/2019
Sale of Common Stock	(115,589)	4.1076	07/01/2019
Sale of Common Stock	(17,647)	4.2242	07/02/2019
Sale of October 2019 Call Option ($2.00 Strike Price)[1]	(240,800)	2.3500	07/29/2019
Purchase of October 2019 Call Option ($6.00 Strike Price)[2]	240,800	0.2000	07/29/2019
Sale of October 2019 Call Option ($2.00 Strike Price)[1]	(420,050)	1.8000	08/06/2019
Purchase of October 2019 Call Option ($6.00 Strike Price)[2]	240,800	0.2500	08/06/2019

CUSIP No. 04206A101

VIEX special opportunities fund iIi, LP

Sale of Common Stock	(1,439)	4.0799	06/20/2019
Sale of Common Stock	(14,657)	4.1214	06/21/2019
Sale of Common Stock	(2,012)	4.1524	06/24/2019
Sale of Common Stock	(6,436)	4.0587	06/25/2019
Sale of Common Stock	(1,559)	4.0402	06/28/2019
Sale of Common Stock	(30,822)	4.1076	07/01/2019
Sale of Common Stock	(4,706)	4.2242	07/02/2019
Sale of October 2019 Call Option ($2.00 Strike Price)[1]	(200,400)	2.3500	07/29/2019
Purchase of October 2019 Call Option ($6.00 Strike Price)[2]	200,400	0.2000	07/29/2019
Sale of October 2019 Call Option ($2.00 Strike Price)[1]	(340,600)	1.8000	08/06/2019
Purchase of October 2019 Call Option ($6.00 Strike Price)[2]	200,400	0.2500	08/06/2019

___________________________

1	Represents shares underlying American-style call options sold in the over-the-counter market. These call options expire on October 18, 2019.
2	Represents shares underlying American-style call options purchased in the over-the-counter market. These call options expire on October 18, 2019.